Coca-Cola Plaza
Atlanta, Georgia

June 23, 2015

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:     The Coca-Cola Company
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 1-02217

Dear Ms. Blye:

We are in receipt of your letter dated June 10, 2015, in which you have asked us to provide additional information relating to The Coca-Cola Company’s (the “Company”) Form 10-K filed on February 25, 2015. The Company’s responses to your comments are set forth below. To facilitate your review, we have reproduced in italics each of the numbered comments from your letter, followed by the Company’s responses.

1. You state on page 17 of the 10-K that trade sanctions could make it impossible for you to continue to make sales to bottlers in Syria. We note also that DAL Food Industries states on its website that it is a bottler of your brands in Sudan.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, distributors, partners, resellers, joint venture or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:

We are primarily a marketer, manufacturer and distributor of nonalcoholic beverage concentrates, sometimes called beverage bases, or syrups (collectively “concentrates”), and finished products, such as sparkling and still beverages. We typically sell concentrates to bottlers that are authorized by us to produce, market and sell finished products bearing our trademarks, or trademarks licensed to us, to distributors and consumers in specific territories. Most of our bottlers are independently-owned and operated entities, although we do own some bottling operations in certain countries and have equity investments in certain others.

We authorize our bottlers to produce, market and distribute our finished products pursuant to the terms of bottler’s agreements, which are in standard form. The bottler’s agreements also address the responsibilities, obligations and rights of the respective parties and include provisions specifying the finished products that bottlers are authorized to produce and sell within their respective authorized territories. Territorial restrictions on bottlers vary in some cases in accordance with local law.

The Company has one authorized bottler in Sudan, DAL Food Industries Company, Limited (“DAL”), in which we have no ownership interest. DAL produces and sells finished products in Sudan under certain of our trademarks, including Coca-Cola, Fanta and Sprite. We supply DAL with certain concentrates under a general license from the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”). In addition, the Company has two specific licenses issued by OFAC to (1) perform certain obligations under the bottler’s agreement with DAL (including, without limitation, taking actions with respect to safety and quality control, and protecting the Company trademarks and other intellectual property in Sudan) and (2) receive payment by letter of credit issued by a Sudanese bank or such other alternative authorized payment methods. The renewal application for these two specific licenses, both of which expired on December 8, 2014, was submitted and has been pending with OFAC since September 16, 2014. We expect OFAC to renew these specific licenses in the normal course. In the interim, consistent with prior years in which OFAC issued renewals after the expiry date of the specific licenses, the Company’s activities in Sudan have been limited, in accordance with the terms of the applicable OFAC general license.

In Syria, the Company currently has active bottler’s agreements with Salsabil Company Inc. (“Salsabil”) and Syrian Soft Drink Sales & Distribution LLC (“SSDSD”). The Company does not have a direct ownership interest in these entities. With respect to SSDSD, the Company owns approximately 20% of Coca-Cola İçecek A.Ş. (“CCI”), an independent bottling partner, which in turn has a 50% interest in SSDSD. Due to the ongoing conflict in Syria, Salsabil and SSDSD are currently active in the sale and distribution of Company products in Syria on a very limited scale. Salsabil operates a production facility in Damascus and SSDSD is currently only involved in distribution of finished Company products sourced from CCI bottling operations located outside of Syria. In the past, we had other authorized bottlers in Syria, but due to the ongoing conflict, they ceased operations and the Company has not renewed or extended their bottler’s agreements, which expired in 2011. The Company does not have any ownership interest in any of these bottlers.

The Company has, and regularly secures, a license from the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) for the export to Syria of proprietary informational materials necessary for quality control and production purposes. The BIS license was last renewed on May 13, 2014 and is valid until May 31, 2016. Following the expansion of U.S. sanctions against Syria in August 2011, the Company obtained a specific license from OFAC to enable the Company to resume sales to the active bottlers in Syria. The renewal application for this specific license, which expired on October 31, 2014, was submitted and has been pending with OFAC since March 20, 2014. We expect OFAC to renew this specific license in the normal course. In the interim, consistent with prior years where OFAC issued a renewal after the expiry date of the specific license, activity by the Company in Syria has been very limited and the Company has taken steps to ensure that any activity does not involve any interaction with the Syrian government.

In 2012, the Company entered into a strategic relationship with Aujan Industries Company J.S.C. (“Aujan”), one of the largest beverage companies in the Middle East. Under the terms of the applicable agreements, the Company acquired a 50% interest in an entity (“Rani Refreshments”) that currently holds the rights in certain territories to various juice and other brands. Rani

Refreshments does not currently own the rights to any brands in Syria and Sudan. The Rani Refreshment brands are produced and distributed by a separate bottling entity (“Aujan Coca-Cola Bottling Company”) that is majority owned and controlled by Aujan and in which the Company has a 49% interest. The Company’s investments in Rani Refreshments and Aujan Coca-Cola Bottling Company are being accounted for under the equity method of accounting. We understand that Aujan Coca-Cola Bottling Company engages in limited sales of its finished beverage products in Syria and Sudan.

We do not have any agreements, commercial arrangements, or other contacts with the governments of Sudan or Syria or with entities they control other than to the extent necessary to protect Company owned trademarks.

2. Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

The following table sets forth the net operating revenues we derived from authorized sales of our products in Syria and Sudan for each of the requested periods (in millions):

	Sudan	Syria	Total Company
2012 - $ % of total	$3.7 0.01%	$0.9 0.00%	$48,017 100.00%
2013 - $ % of total	$4.3 0.01%	$0.4 0.00%	$46,854 100.00%
2014 - $ % of total	$3.5 0.01%	$0.2 0.00%	$45,998 100.00%
2015 (First Quarter) - $ % of total	$1.4 0.01%	$0.0 0.00%	$10,711 100.00%

We own certain brands in Syria with a carrying value of $19.5 million as of the end of 2012, 2013, 2014 and the first quarter of 2015. The carrying value of all of our other assets in Sudan and Syria, consisting of accounts receivable, was less than $2.0 million in each these periods. We also have a returnable glass bottle inventory in Sudan, which is not in use, has no carrying value, and is being held for disposal as soon as we obtain an appropriate license from OFAC to do so. The carrying value of our liabilities in Sudan and Syria, consisting of accounts payable and accrued advertising expense, was less than $2.0 million in each of these periods. Based on the above, these operating results and asset and liability balances are clearly immaterial to our business as a whole. We do not anticipate that our operations in these countries would become material in quantitative terms to our business as a whole in the foreseeable future.

From a qualitative perspective, we believe that most of our investors draw a distinction between making beverage products available to the population in these countries and doing business directly with the governments of these countries. Given the nature of our business and products, we do not believe that our business activities in or involving Sudan or Syria are damaging to our reputation in the eyes of reasonable investors.

We are aware that certain state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with countries identified by the State Department as state sponsors of terrorism. We have not been made aware of any state and municipal pension funds, major educational institution endowment funds or other major investors that have divested or intend to divest of our stock as a result of our business activities in Sudan or Syria. We maintain a robust investor engagement program and regularly engage with our investors on a variety of issues to remain current on investor sentiment. In this process, we have communicated with investors who have expressed an opinion on this particular issue and none of them has indicated to us concerns related to our activities in Syria or Sudan. We intend to continue monitoring developments and investor sentiment in these areas.

*    *    *

In connection with responding to your comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this letter to me at (404) 676-8054 or via email at lmark@coca-cola.com.

Very truly yours,

/s/ Larry M. Mark

Larry M. Mark
Vice President and Controller
The Coca-Cola Company

cc:     Muhtar Kent, Chairman of the Board of Directors, Chief Executive Officer and President
Kathy N. Waller, Executive Vice President and Chief Financial Officer
Mark Randazza, Vice President and Assistant Controller
Bernhard Goepelt, Senior Vice President, General Counsel and Chief Legal Counsel
Evan G. Greenberg, Chairman of the Audit Committee of the Board of Directors
Brian V. Breheny, Skadden, Arps, Slate, Meagher & Flom LLP